DIRECTORS OF THE COMPANY

Title	Principal Occupation	Main Employer	Dates of Service
Erik Forman	Management	The Drivers Cooperative, Inc.	4/2020 - Present
Jason Prado	Management	The Drivers Cooperative, Inc.	2/2022 - Present
Martin Ken Lewis	Management	The Drivers Cooperative, Inc.	5/2020 - Present
Mohammad Hossen	Driver	Self-Employed	3/2021 - Present
Mariam Ouedraogo	Driver	Self-Employed	2/2022 - Present
Steve Sleigh	Consulting	Sleigh Strategies LLC	3/2021 - Present

OFFICERS OF THE CORPORATION

Officer	Positions Held	Dates of Service	Responsibilities
Erik Forman	President	04/2020-Present	The President shall keep the Board of Directors fully informed about the activities of the Cooperative. S/he has the power to sign and execute alone in the name of the Cooperative all contracts authorized either generally or specifically by the Board, unless the Board shall specifically require an additional signature. The President shall perform all the duties usually incident to the office of the President, and shall perform such other duties as from time to time may be assigned by the Board of Directors.
Martin Ken Lewis	Vice President		The Vice-President shall work closely with the President. S/he will assist in developing agendas for the Board, take on responsibility as necessary for communication with Directors and committee chairs, support the President to ensure organizational priorities and governance concerns are addressed in the most effective and efficient matter, and take on other powers and duties as may be assigned by the

			Board. In the absence of the President, the Vice-President, in the order.
Mohammad Hossen	Secretary		The Secretary shall keep the minutes of all meetings of the Members and of the Board of Directors in books provided for that purpose. He or she shall be responsible for the giving and serving of all notices of the Cooperative and shall perform all the duties customarily incident to the office of the Secretary, subject to the control of the Board of Directors, and shall perform such other duties as assigned.

Business Experience: of each Officer for the past three years

Erik Forman
Employer 1: The Drivers Cooperative
Employer's Principal Business: Ridehailing
Title: President, Managing Director
Dates of Service: 4/20-present
Responsibilities: Management

Employer 2: CUNY Research Foundation- Systems Change Research Collaborative
Employer's Principal Business: Research
Title: Project Director
Dates of Service: April 2020-March 2021
Responsibilities: Conducting research for system change in the rideshare platform economy in New York City.

Employer 2: Independent Drivers Guild
Employer's Principal Business: Labor Nonprofit
Title: Education Director
Dates of Service: 6/17-12/20
Responsibilities: Education and Wellness Program Development and Management

Employer 3: Harry Van Arsdale Jr. Center for Labor Studies
Employer's Principal Business: Higher Education
Title: Adjunct Lecturer
Dates of Service: 9/16-present
Responsibilities: Teaching undergraduate students

Jason Prado
Employer 1: The Drivers Cooperative
Employer's Principal Business: Ridehailing
Title: Managing Director of Platform
Dates of Service: 2/21-present
Responsibilities: Engineering Management

Employer 2: Bernie Sanders 2020
Employer's Principal Business: Political Campaign
Title: Consultant
Dates of Service: 2020
Responsibilities: advising the full-time campaign staff on engineering practices and built voter data pipelines using Amazon RedShift and dbt.

Employer 3: Engineer/Engineering Management
Employer's Principal Business: Fundraising Advisory
Title: Founder and Managing Director
Dates of Service: 2012-2020
Responsibilities: Engineering

Martin Ken Lewis
Employer 1: The Driver's Cooperative
Title: Founder
Employer's Principal Business: A 2500 member plus Cooperative of NYC TLC drivers.
Dates of Service: 04/20 - Present
Responsibilities: Management

Employer 2: Limolux Fleet Services
Employer's Principal Business: Fleet Service to drivers doing Rideshare
Title: Founder
Dates of Service: 01/17 - 03/20
Responsibilities: Fleet Management

Mohammad Hossen
Employer: Uber/Lyft/other black car services
Employer's Principal Business: Rideshare driver
Title: Independent Contractor
Dates of Service: 07/16/2015 to present

Mariam Ouedraogo
Employer: Uber/Lyft/other black car services
Employer's Principal Business: Rideshare driver
Title: Independent Contractor
Dates of Service: 2017-present